SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Red Trail Energy, LLC
(Name of Issuer)

Red Trail Energy, LLC
(Name of Person(s) Filing Statement)

LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Valerie D. Bandstra
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa  50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.
☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.
☐	The filing of a registration statement under the Securities Act of 1933.
c.
☐	A tender offer.
d.
☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.      ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,283,645	$733.22

*
For purposes of calculating the fee only, this amount is based on 11,177,875 units (the number of common equity units of the Issuer to be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $0.92, the book value per unit of common equity computed as of March 31, 2010.

**	Determined by multiplying $10,283,645 by ..0000713.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:
Filing Party:

Form or Registration No.:
Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Red Trail Energy, LLC, a North Dakota limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13E-3 thereunder.  We are proposing that our unit holders approve a proposed Second Amended and Restated Operating Agreement and Second Amended and Restated Member Control Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C Units.  If the transaction is completed, the units of our unit holders of record who hold 50,000 or more of our common equity units will be renamed as Class A Units.  Our unit holders of record who hold at least 10,001 units but no more than 49,999 units will receive one Class B Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold 10,000 or fewer units will receive one Class C Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  The effect of the reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.
Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION" and "SPECIAL FACTORS – Overview of the Reclassification Transaction"  is hereby incorporated herein by reference.

ITEM 2.
Subject Company Information.

(Reg. M-A 1002)

(a)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET – Red Trail Energy, LLC" is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Background of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the caption "MARKET PRICE OF RED TRAIL ENERGY, LLC UNITS AND DISTRIBUTION INFORMATION – Comparative Market Price Data" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption "MARKET PRICE OF RED TRAIL ENERGY, LLC UNITS AND DISTRIBUTION INFORMATION – Distributions" is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION – Prior Purchases of Membership Units" is hereby incorporated herein by reference.

ITEM 3.
Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a) – (b)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET – Red Trail Energy, LLC" is hereby incorporated herein by reference.

(c)
During the last five years Red Trail Energy, LLC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Red Trail Energy, LLC.

Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers.    Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more, and (b) the principal business address of each person identified below is 3682 Highway 8 South, Richardton, ND 58652.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.

Mike Appert
Mr. Appert currently serves as the Chairman of the Board of Governors.  He previously served as Secretary.  He is a member of our Acquisition, Governance, Nominating and Risk Management Committees and has been a Governor since our inception.

Mr. Appert has been the owner and president of Appert Acres, Inc., a corn, soybean, sunflowers and small grains farming operation since 1991, as well as operating a Mycogen Seeds Dealership.

William Price
Mr. Price has served as a Governor since our inception and is a member of our Acquisition Committee.  He served as Vice President from inception of the Company until May 2007, and currently serves as Secretary and is the chairman of the Nominating Committee.

Since 1980, Mr. Price has been the managing partner and is currently vice president of Price Cattle Ranch LLP, a cattle operation.  Since 1997, he has been the managing partner and is currently the president of Missouri River Feeders LLP, a feedlot and diversified farm.  He also serves as a governor of Quality Dairy Growers, LLC, a dairy operation, and is a governor of Sunnyside Feeds, LLC, a custom feed plant.  Mr. Price is also a governor of North Dakota Sow Center LLLP, a 10,000 head ISO wean facility.

Jody Hoff
Mr. Hoff currently serves as Vice Chairman, has served as a Governor since our inception and serves as the chairman of our Audit Committee and is a member of our Acquisition, Compensation and Nominating Committees.

Mr. Hoff is a Mechanical Engineer, registered with the State of North Dakota.  Since 2002, he has been a partner, vice president, chief engineer and head of operations of Amber Waves, Inc., a manufacturing company.  Prior to starting Amber Waves, Inc., Mr. Hoff spent over five years working for Fagen Engineering where he led a design team working on commercial and industrial projects including ethanol plant design.  Mr. Hoff holds a BS degree in mechanical engineering from North Dakota State University.

Frank Kirschenheiter
Mr. Kirschenheiter currently serves as Treasurer of the Board of Governors and is a member of our Audit Committee.  He has been a Governor since May 2007.

Mr. Kirschenheiter has served as the chief executive officer of Charmark International, LLC since 2005.  Mr. Kirschenheiter has served as the mayor of the City of Richardton for the past 14 years.

Tim Meuchel
Mr. Meuchel has been the president of Modern Grain, Inc., a grain elevator located in Hebron, North Dakota, since 1986.  Mr. Meuchel currently serves as a member of the Governance, Acquisition and Risk Management.  He has been a Governor since May 2007.

Ronald Aberle
Mr. Aberle has served as a Governor since our inception and is the chairman of our Nominating Committee and also serves as a member of our Audit, Acquisition, Compensation, Nominating and Risk Management Committees.

Mr. Aberle is an owner and managing partner of Aberle Farms, a diversified farm and ranch, and most recently added an RV Campground to the enterprise.

Sid Mauch
Mr. Mauch has served as a Governor since March 2009, replacing Roger Berglund, who resigned as a Governor of the Company in December 2008.  He serves on our Risk Management committee.

Mr. Mauch has been the manager and controller of Maple River Grain & Agronomy, LLC, a grain elevator and agronomy supplier located in Casselton, North Dakota, since 1976.

Calvin Diehl
Mr. Diehl was appointed Chief Executive Officer of the Company from January 1, 2010 to July 8, 2010 and previously served as the Company’s Grain Merchandiser from December 2008 to December 2009.  On July 8, 2010, as a part of the Company’s management re-organization plan, Mr. Diehl was re-assigned to again serve as our Grain Merchandiser.  Prior to joining the Company, he was the General Manager for James Valley Grain, a grain elevator with shuttle car loading capabilities located in Oakes, North Dakota.  Mr. Diehl was also previously employed as a field representative with Cenex Harvest States from June 1996 to June 2005.  In his capacity as a field representative, Mr. Diehl consulted with various elevators on their financing, insurance and risk management needs.

Mark E. Klimpel
Mr. Klimpel was the Chief Financial Officer for the Company from October 2007 through May 14, 2010.  Prior to joining the Company, he worked for Knife River Corporation in Bismarck, North Dakota beginning in 1998.  At Knife River he held various positions within the corporate accounting department and, most recently, was ERP Implementation Project Manager.  Mr. Klimpel is a Certified Public Accountant with a Bachelors of Accountancy degree from the University of North Dakota, located in Grand Forks, North Dakota.

Kent Anderson
Mr. Anderson has over 13 years of experience in various corporate accounting positions.  Mr. Anderson has most recently served as the CFO and Assistant Treasurer for the Theodore Roosevelt Medora Foundation from August 2006 to April 2010.  Prior to that, Mr. Anderson worked as the Compliance and Control Manager for Dakota Growers Pasta Company, Inc. from January 2005 to August 2006. Mr. Anderson is a Certified Public Accountant with a Bachelors of Accountancy degree from the University of North Dakota.

Mick Miller
Mr. Miller resigned his position as President and Chief Executive Officer of the Company effective on June 15, 2009, a position to which he was appointed in August 2006.  From June 2005 to August 2006, he was the General Manager for the Company.  Prior to joining the Company, he worked for Diversified Energy Company LLC (DENCO), an ethanol plant in Morris, Minnesota beginning in September 1999.  At DENCO, Mr. Miller was Operations Supervisor from July 2000 through May 2002 and Plant Manager from May 2002 to June 2005.  Mr. Miller also served as the Vice President of Operations for Greenway.  Mr. Miller also represented the Company on the board of directors of RPMG, Inc.  He has served since May 2005 to the present on the Advisory Board for the Process Plant Technology Program at Bismarck State College in Bismarck, North Dakota and has served on the board since October 2006 as the Vice President for the North Dakota Ethanol Producers Association.

Gerald Bachmeier
Mr. Bachmeier was appointed Interim Chief Executive Officer effective on June 15, 2009.  Mr. Bachmeier is also the Chief Manager of our management consulting company, Greenway, and is also the Company’s largest shareholder through his affiliation with RTSB, LLC.  Under the terms of the Management Agreement, Greenway was responsible to provide the Company’s Chief Executive Officer and Plant Manager.  Upon Mr. Miller’s resignation, Mr. Bachmeier assumed the duties of Chief Executive Officer pursuant to the terms of the Management Agreement until he was replaced by Mr. Diehl on January 1, 2010.  Mr. Bachmeier was re-appointed as our Chief Executive Officer on July 8, 2010, pursuant to our management re-organization plan.

Mr. Bachmeier has been involved in the ethanol industry for the past eighteen years. He has served as a Plant Manager of Morris Ag Energy and Chief Marketing Manager of United Ethanol Sales. He was instrumental in the formation of DENCO, LLC and was the major role player for the acquisition of Morris Ag Energy. He was also instrumental in the design and construction of DENCO, LLC as it stands today. He is currently the Chief Manager of DENCO, LLC and Greenway and has held various board positions with many industry trade groups.

To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding  (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.
Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Overview of the Reclassification Transaction," SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on RTE; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of RTE," "SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction," "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – The Reclassification," "THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT – Description of Proposed Other Changes in the Second Amended and Restated Operating Agreement," "THE SECOND AMENDED AND RESTATED MEMBER CONTROL AGREEMENT,"  "DESCRIPTION OF UNITS – Rights and Obligations of Class A Units Under the Second Amended and Restated Operating Agreement," "DESCRIPTION OF UNITS – Rights and Obligations of Class B Units Under the Second Amended and Restated Operating Agreement," and "DESCRIPTION OF UNITS – Rights and Obligations of Class C Units Under the Second Amended and Restated Operating Agreement" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Overview of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of RTE," and "DESCRIPTION OF UNITS" is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Appraisal and Dissenters' Rights" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5.
Past Contacts, Transactions, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

(a)
The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS – Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(e)	Not applicable.

ITEM 6.
Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8))

(b)
The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Effects of the Reclassification Transaction on RTE; Plans or Proposals after the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS – Effects of the Reclassification Transaction on RTE; Plans or Proposals after the Reclassification Transaction," and "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of RTE" is hereby incorporated herein by reference.

ITEM 7.
Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,"  "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and  "SPECIAL FACTORS – Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Effects of the Reclassification Transaction on RTE; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS – Effects of the Reclassification Transaction on Unit Holders of RTE" and "SPECIAL FACTORS – Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8.
Fairness of the Transaction.

(Reg. M-A 1014)

(a)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "ABOUT THE SPECIAL MEETING" is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9.
Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS – Background of the Reclassification Transaction," "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" "OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.
Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

(a)
The information set forth in the proxy statement under the captions "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,""SPECIAL FACTORS – Financing of the Reclassification Transaction," "SPECIAL FACTORS – Fees and Expenses" is hereby incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS – Fees and Expenses" is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11.
Interest in Securities of the Subject Company.

(Reg. M-A 1008)

(a)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Interests of Certain Persons in the Reclassification Transaction" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION – Recent Transactions" is hereby incorporated herein by reference.

ITEM 12.
The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

(d)
The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Quorum; Vote Required for Approval," "QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,"  "SPECIAL FACTORS – Background of the Reclassification Transaction" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" and "UNIT PURCHASE INFORMATION" is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS – Background of the Reclassification" and "SPECIAL FACTORS – Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.
Financial Statements.

(Reg. M-A 1010(a) and (b))

(a)
The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION – Selected Historical Financial Data" is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•	Our Annual Report on Form 10-K for fiscal years ended December 31, 2009 and December 31, 2008, including audited financial information;

•	Our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2010, including unaudited financial information.

(b)
The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION – Selected Historical Financial Data" and "FINANCIAL INFORMATION - Pro Forma Information" is hereby incorporated herein by reference.

ITEM 14.
Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)
The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS – Persons Making the Solicitation" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING – Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS – Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.
Additional Information.

(Reg. M-A 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.
Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Second Amended and Restated Operating Agreement and Proposed Second Amended and Restated Member Control Agreement. **

(f)	Not applicable.

(g)	Not applicable.

*Incorporated by reference to the Company's Schedule 14A, filed with the SEC on July 16, 2010.

**Incorporated by reference to Appendices B and C of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED TRAIL ENERGY, LLC

Date July 16, 2010	/s/ Gerald Bachmeier
Gerald Bachmeier
Chief Executive Officer